Delisting Determination,The Nasdaq Stock Market, LLC,
November 6, 2009, Medis Technologies Ltd. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Medis Technologies Ltd.
(the Company), effective at the opening of the trading session on November 16, 2009. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5450(b)(1)(A), 5100, 5250(e)(2), and 5635. The Company was notified of the Staffs determination on July 17, 2009 and August 14, 2009. The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel issed a decision dated August 19, 2009, notifying the Company that because it had not regained compliance with Rules 5450(b)(1)(A), 5100, 5250(e)(2), and 5635,it did not qualify for inclusion on the Exchange. Trading in the Companys securities was suspended on August 21, 2009. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing
Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on October 5, 2009.